

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2023

Bong Lau
Chief Executive Officer
Intelligent Living Application Group Inc.
Unit 2, 5/F, Block A, Profit Industrial Building
1-15 Kwai Fung Crescent, Kwai Chung
New Territories, Hong Kong

>   **Re: Intelligent Living Application Group Inc.**
>   **Registration Statement on Form F-3**
>   **Filed September 13, 2023**
>   **File No. 333-274495**

Dear Bong Lau:

We have conducted a limited review of your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form F-3 filed September 13, 2023

General

1.   We note that your registration statement incorporates by reference the risk factors disclosure from your previously filed 2022 Form 20-F. A review of your 2022 Form 20-F shows that at the time of its filing, you were not certain as to the applicability of CSRC's Trial Administrative Measures ("Trial Measures") to your company. Please revise this registration statement to state clearly whether you believe the CSRC's Trial Measures apply to you. If you do not believe the Trial Measures apply to you, please state clearly the reasons for your determination.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Eranga Dias at 202-551-8107 or Bradley Ecker at 202-551-4985 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing